Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                          New York, New York 10004-1482







                                            July 22, 1997
VIA EDGAR
---------

Mr. William L. Tolbert, Jr.
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re:        Continental Airlines, Inc.
           FORM S-4, FILE NO. 333-27851
           ----------------------------

Dear Mr. Tolbert:

          On behalf of our client, Continental Airlines, Inc., a Delaware corporation (the "Company"), this will respond to the request of the Staff for supplemental information regarding comment 2 in the letter from the Staff dated July 15, 1997 with respect to the Company's Registration Statement on Form S-4, Registration No. 333-27851, which was originally filed with the Commission on May 27, 1997 and as to which Amendment No. 1 was filed on July 2, 1997 and Amendment No. 2 was filed on July 15, 1997 (as amended, the "Registration Statement").

          The definitive agreement providing for the $575 million credit facility contemplated by the commitment letter described in the Registration Statement was entered into by the Company on July 18, 1997. Accordingly, the Company intends to revise the disclosure in the Registration Statement to reflect the execution of such definitive agreement. The Company acknowledges that it may be required to file the definitive credit facility as an exhibit to its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. The Company intends to determine at the time of such filing whether such credit facility is material to the Company.

          The Company believes that the letter of intent with UMDA entered into in late May 1997 is not a material contract. The UMDA letter of intent contemplates the purchase of a 9% interest in Air Micronesia, Inc. ("AMI"), which is currently a 91%-owned consolidated subsidiary of the Company. AMI's financial results are included in the Company's historical consolidated financial statements that are incorporated by reference into the Registration Statement, and the Company believes that the elimination of the 9% minority interest in AMI and of the related payments to AMI will not have a material affect on the Company's future consolidated financial statements. In addition, the consideration to be paid by the Company in connection with the transaction described in the letter of intent consists of $73 million in cash. At March 31, 1997, the Company had total cash of $927 million and total assets of $5.3 billion. Accordingly, the $73 million payment will comprise less than 1.5% of the Company's total assets as of March 31, 1997.

          Please advise us at your earliest convenience whether the Staff will have any further comments on the Registration Statement. The Company wishes to commence the Exchange Offer as soon as possible. Please contact John K. Hoyns (212-837-6762) or Sean Kurzweil (212-837-6895) of our New York office should you wish to discuss any aspect of this response.

                                        Yours very truly,

                                        /s/ Hughes Hubbard & Reed LLP

cc: James J. Moloney
      Securities and Exchange Commission

    Jeffery A. Smisek
    Jennifer L. Vogel
      Continental Airlines